082-34861

TRINIDAD
DRILLING LTD

TDG

March 14, 2008

08001777

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated March 14, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Brent Conway
Chief Financial Officer

dw 4/17

TRINIDAD
DRILLING LTD
TDG

FOR IMMEDIATE RELEASE: March 14, 2008

TSX SYMBOL: TDG

TRINIDAD DRILLING LTD. ANNOUNCES CASH DISTRIBUTION FOR MARCH 2008

CALGARY, ALBERTA – The Board of Directors of Trinidad Drilling Ltd. ("TDG") declared a cash dividend of $0.05 to be paid April 15, 2008 to shareholders of record on March 31, 2008. The dividend is designated as an "eligible dividend" for Canadian Income Tax purposes.

On a go-forward basis, TDG anticipates the payment of a quarterly dividend of $0.15 ($0.60 per annum) per common share, the first of which is anticipated to be declared to shareholders of record on June 30, 2008. Any decision to pay dividends on the shares will be made by the Board of Directors on the basis of Trinidad Drilling Ltd.'s earnings, financial requirements and other conditions existing at such future time.

Trinidad Drilling Ltd. is a growth oriented corporation that trades on the TSX under the symbol TDG. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and gas industry. With the completion of the current rig construction programs, Trinidad now has 110 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 20 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Information contact:
Lyle Whitmarsh, President & CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: mbentley@trinidaddrilling.com

END